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                                                                 EXHIBIT (k)(5)

                    COLONIAL INVESTMENT GRADE MUNICIPAL TRUST
                              One Financial Center
                                Boston, MA 02111



                                                       January 1, 1990


Colonial Management Associates, Inc.
One Financial Center
Boston, MA 02111



Dear Sirs:

     This is in connection with the Service Contract (the "Contract") dated May 19, 1989.

     This is to advise you that effective January 1, 1990, Section 4. of said Contract is amended to read in its entirety as follows:

     "4. COMPENSATION. For the performance of its obligations hereunder, the Trust shall pay Colonial a monthly fee determined as follows:

     A monthly fee of $1,500, plus percentage fee on assets equal to the following: 0% for the first $50 million of Trust assets; a monthly fee of 1/12 of .0233% on the next $950 million; 1/12 of .0167% on the next $1 billion; 1/12 of .0100% of the next $1 billion; and 1/12 of .0007% on the excess over $3 billion of the average weekly net assets of the Trust for such month.

     In the event this Agreement is in effect for only part of any month, the fee payable shall be reduced proportionately on the basis of the number of business days (any day on which the New York Stock Exchange is open for trading) during which the Agreement was in effect for such month."

                                   Colonial Management Associates, Inc.



                                   Julian Daly, Vice President


                                   Colonial Investment Grade Municipal Trust


                                   Evelyn A. Mellen, Vice President